March 8, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Boreal Water Collection, Inc.

Questions and Answers to Third letter from SEC

General

1. We note your response to comment 1 in our letter dated November 1, 2012 as well as the revisions you made to your disclosure. Please further revise your disclosure to distinguish between references to reorganizations and turnarounds. In this regard, we note that your registration statement retains the following disclosures:

•	a reference to "successful turnaround positions" in a heading without a date and, seemingly, without any additional related disclosure (second bulleted paragraph on page 2);

•	a reference to an undated turnaround (third paragraph on page 2);

•	an undated reference to the "re-organization of the manufacturing operations after [you] purchased A.T. Reynolds from the bankruptcy court" (penultimate paragraph on page 8);

•	a reference to a "quasi reorganization" on January 10, 2006 (penultimate paragraph on page 14 and eighth paragraph on page 16); and

•	a reference to an undated restructuring and turnaround (fifth paragraph on page 17).

Please revise these and any other references to reorganizations or turnarounds throughout your disclosure to clearly state the time frame of the event referred to and the entity involved (e.g. Saint-Ely, A.T. Reynolds, or Boreal).

Response: References have been removed or revised.

Item 1. Business, page 1

2. We note your response to comment 5 in our letter dated November 1, 2012 including the articles attached to your response letter. We were unable to find in these articles information corroborating the statement in the penultimate paragraph of page 2 in your registration statement that “above-average growth rates of 6%-9% should continue in coming years.” Please provide to us copies of the documents you relied upon in making this assertion and other similar assertions. Please ensure that these documents are appropriately marked to highlight the sections relied upon and cross-referenced to your filings. Alternatively, please remove this assertion from your disclosure.

Response: The articles were included and marked as correspondence with our last filing. However, we have decided to remove the reference.

Narrative Description of Business of Boreal Water Collection, page 1

3. We note your response to comment 6 in our letter dated November 1, 2012 including the revisions in your registration statement. Please further revise any unsubstantiated assertions in your disclosure. In this regard, we note the following examples of unsubstantiated assertions in your disclosure:

•	Boreal is “one of the few” focused on its niche (third to last paragraph on page 1);

•	Boreal has a “strong customer base” and “good customer relationships” (penultimate paragraph on page 1);

•	Boral’s customer mix is “well-diversified” (first paragraph on page 2);

•	Boral’s main classes of competition do not “rival the flexible, customizable product and service mix” of Boreal (penultimate paragraph on page 5);

•	Boreal “does not have a significant competitive environment in its niche” (penultimate paragraph on page 5); and

•	your business and financial outlook for the year 2012 is “very positive” (second to last paragraph on page 13).

With regard to these and all other similarly unsubstantiated assertions, please revise your disclosure to, as appropriate, substantiate these assertions, provide appropriate caveats to these assertions such as “we believe” or “in our opinion,” or remove the assertions.

Response: Assertions have been removed or caveats included.

No Dependence on one or a few major customers, page 4

4. We note your response to comment 8 in our letter dated November 1, 2012 including your statement in the response letter that the decrease in sales of your one gallon products for the most recent quarter was a result of the loss of a large customer “in relation to the Dowser settlement; eliminating this from [your] product line.” We further note that your disclosure under this heading continues to state that “[you] do not rely or depend on one or only a few major customers.” However, it appears that these statements may not be accurate considering your disclosure in the third paragraph on page 18 that the settlement “granted exclusive master bottling rights to Dowser to bottle Leisure Time Water in 3, 5, and 6 gallon refillable containers” (underlining added) and your statement in the fourth paragraph on page 13 that “the decrease in sales of [your] one gallon product resulted from the loss of a large customer.” Please revise the disclosure under this heading to discuss your exposure to the loss of any large customers.

Response: We do not understand this comment. Our disclosure states that we do not rely on one or a few major customers. The Dowser lawsuit settlement eliminated certain products that we are able to produce and sell, but did change our statement that we rely do not rely on one or a few customers.

Financial Information, page 5

5. We reviewed your response to comment 9 in our letter dated November 1, 2012. It appears that the reference in the third paragraph to Note 6 to your audited financial statements is still incorrect. Please revise to reference Note 9 to your audited financial statements or explain to us why a revision is unnecessary.

Response: The footnote reference in the audited financial statements now references Note 9.

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Management, page 6

6. We note your response to comment 11 in our letter dated November 1, 2012 including your statement concluding that “there is no competition between Boreal and Saint-Ely,” however, your basis for this statement is unclear. Please revise your disclosure under this heading to state that Mrs. Lavoie is President, CEO, sole member of the Board of Directors, and the majority beneficial owner of Saint-Ely, which also operates in the bottled water industry. Additionally, please revise your disclosure under this heading to discuss the nature of the relationship between Boreal and Saint-Ely. Finally, please remove the statement under this heading that “Mrs. Lavoie is not currently involved in other businesses that are in direct competition with the company” or explain in greater detail why the two business do not compete directly with one another.

Response: Disclosure provided.

Item 1A. Risk Factors, page 6

Our ability to service all of our indebtedness and pay our distribution license flat fee…, page 11

7. You state in your response to comment 15 in our letter dated November 1, 2012 that the distribution agreement flat fee was paid in full on December 31, 2010. Please tell us why you refer to your ability to pay the distribution license flat fee in this risk factor or revise your disclosure accordingly.

Response: Disclosure revision accomplished.

Item 2. Financial Information, page 11

Management’s Discussion and Analysis of Financial Condition and Results…, page 12

Additional Plan of Operation, page 17

8. We note your inclusion of the language “[m]management is currently negotiating with Canadian as well as Chinese potential investors, offering a privately placed convertible note (substantial amount; not specifically disclosed herein to maintain confidentiality).” Considering it appears that you are making offers and sales outside of the United States, we presume that you are relying upon the safe harbor under Regulation S in making these offers and disclosing them here. If true, please confirm as much and tell us how you satisfy the requirements of Regulation S. If you are not relying on this exemption from registration, please tell us what exemption you are relying upon and why your statements do not constitute an offer of such securities.

Response: We are relying on Regulation S for foreign private sales and utilizing the “sophisticated investor” standard of Rule 506 of Regulation D in determining eligibility. We’ve added disclosure in our Amended Form 10 as well.

9. As a related matter, please update this disclosure to the extent such negotiations have progressed to a more definitive stage, with a view to advising readers of an available source of liquidity.

Response: Added disclosure completed.

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10. We note your response to comment 18 in our letter dated November 1, 2012 as well as the revisions to your disclosure. Please further revise your disclosure to describe the following:

•	the cost of completing filings to become a reporting company,
•	the cost of the plant upgrade process,
•	the cost to establish a strong management and organization structure,
•	the cost to extend the company’s distribution network and geographic coverage,
•	the cost of potential acquisitions of other water springs, and
•	the cost to establish additional production plants.

Response: Additions made.

Item 10. Recent Sales of Unregistered Securities, page 22

11. Please update your disclosure here and as needed throughout the registration statement to state that your stock is currently quoted on the OTCQB. Please see the OTC Markets website available at http://www.otcmarkets.com/stock/BRWC/quote.

Response: As you’ve pointed out, Boreal is now on the OTCQB level. This disclosure has been provided on page one of the Business Item, first paragraph of the “Overview.”

Item 15. Financial Statements and Exhibits, page 25

Unaudited Financial Statements, page F-2

12. Please update the financial statements and related financial information included in the filing in accordance with Rule 8-08 of Regulation S-X. In doing so, please address the comments below in regard to your audited financial statements and Form 10-Q filed December 20, 2012.

Response: Financial statements have been updated through September 30, 2012.

Audited Financial Statements, page F-19

Statements of Changes in Stockholders’ Equity, page F-21

13. We reviewed your response to comment 25 in our letter dated November 1, 2012 and note that the increase in equity from common stock issuances for each period is still presented under the retained earnings column rather that the total column and that the net loss for each year is still presented under the common stock shares and common stock amount columns rather than under the retained earnings and total columns. As previously requested, please revise so that changes in the components of stockholders’ equity are presented under the appropriate columns.

Response: This is an error that occurred at the Edgarizing organization. This has been brought to their attention to include the correct stockholders’ equity statement. The statement included in the last filing is not the statement that was provided for inclusion. This will be corrected in the next amended filing.

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Statements of Cash Flows, page F-22

14. We reviewed your response to comment 26 in our letter dated November 1, 2012 and the revisions to your disclosure. Please show us how to reconcile the change in amounts due to related party reflected in the balance sheets to the net amount of related party advances and repayments of related party advances presented in the statement.

Response: The presentation was corrected for a typographical error. For the year ended December 31, 2012, the Company received $315,564 in advances from the related party, repaid $184,811 in the normal course of business, and issued common stock in amount of $157,667 in as additional settlement of the debt, which reduced the balance by a total of $26,914, leaving a balance due of $125,412 at December 31, 2011.

Notes to Financial Statements, page F-23

Note 2 – Summary of significant accounting principles, page F-23

General

15. We reviewed your response to comment 27 in our letter dated November 1, 2012. As previously requested, please disclose the type of costs classified as cost of sales and selling, general and administrative expenses. Since there are acceptable alternatives regarding the classification of costs and expenses in the statements of operations, we believe that your classification policies should be disclosed in accordance with ASC 235-10-50-3.

Response: The Company classifies its costs generally in the same manner as other small manufacturing companies. Cost of sales, includes normal direct costs, such as direct labor, freight, purchases of raw materials (caps, water, bottles, boxes, wrapping, ingredients, etc.), adjusted for inventory at the end of each reporting period. Costs of sales also includes indirect costs, such as salary costs for maintenance personnel, supervisors, operation of the quality control lab, equipment and building maintenance, miscellaneous warehouse expenses, licenses and taxes, and payroll taxes and other benefit costs for direct labor and indirect labor personnel.

Selling and general administrative expenses include those type of costs normally included in this functional classification: sales salaries, delivery salaries, repairs, payments made to outside sales representatives, travel related costs, and benefit costs, salaries paid administrative and executive personnel, insurance, benefit costs, office supplies, professional fees, subcontract costs taxes, bank charges, stock-based compensation, postage and shipping, telephone and related communications costs, and similar costs.

Beginning with the inventory balance being reported at December 31, 2012, the Company will include an appropriate allocation of direct labor and overhead costs as components of the balance. Additional disclosure has been added to the summary of accounting policies in the revenue policy and the inventory policy to better define the treatment of shipping and handling expenses and the components of inventory.

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Revenue recognition, page F-23

16. We reviewed your response to comment 28 in our letter dated November 1, 2012. Please expand your revenue recognition policy to disclose the following information:

•	the nature, terms and elements of arrangements with customers;
•	when revenue is recognized, including when title and risk of loss passes to buyers and delivery has occurred;
•	your accounting policies regarding customer returns, discounts and allowances;
•	your accounting policy for taxes collected from customers (refer to ASC 605-45-50-3); and
•	the nature of deferred revenue and when deferred amounts are recognized.

Response: Revenue recognition policy was expanded to include a comprehensive discussion of the comments above.

Inventories, page F-24

17. You indicate in your response to comment 27 in our letter dated November 1, 2012 that historically you have not included freight costs, direct labor and other production overhead costs in the cost of inventory because your inventory turnover ratio averages approximately 12 times per year. Please tell us the amount of freight costs, direct labor costs and production overhead costs included in cost of sales for each year presented, and if such costs include abnormal costs that should be expensed as incurred, the nature and amounts of such abnormal costs. Please also provide us your computation of inventory turnover for each year and an estimate of freight costs, direct labor costs and production overhead costs that would be allocated to year-end inventories based on your normal production capacity and inventory turnover ratio. In addition, tell us the amount of raw material, work-in-process and finished goods inventory at each balance sheet date. After reviewing the information you provide, we may have further comment.

Response: For the year ended December 31, 2011, the following costs were included in cost of sales: direct labor--$333,280; freight-in--$79,273; copacking production costs—$866,605; purchases--$213,531; and manufacturing overhead costs—$288,181. For the year ended December 31, 2010, the following costs were included in cost of sales: direct labor—$294,925; freight-in—$105,771; copacking production costs—$860,438; purchases--$138,305; and manufacturing overhead costs--$402,015.

At December 31, 2011, components of inventory were as follows: finished goods—$5,679; and raw material--$131,196. At December 31, 2010, components of inventory were as follows: $21,660; and raw materials--$129,111. The Company has no work-in progress; inventory moves from raw material directly to finished goods. This disclosure is included in Note 2, Summary of significant accounting principles.

Inventory turnover ratio for the years ended December 31, 2011 and 2010 were 12.52 and 11.19, respectively. The days to sell inventory was 29 and 32 for the years ended December 31, 2011 and 2010, respectively. The turnover ratio, which measures the average rate of speed with which inventories move through and out of the enterprise, was computed using a standard formulas for making this computation, which is based on cost of sales divided by average inventory, while the days to sell inventory was also based on standard formula of dividing 360 days by average inventory turnover.

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Response (continued):

Additional costs to be added to finished goods inventory consists of direct labor and other direct and indirect overhead costs. An additional 34% will be added to finished goods for direct labor cost, while an additional 52% will be added for other direct and indirect overhead costs. Total finished goods will include 54% for raw material, 18% for direct labor, and 28% for other direct and indirect overhead costs.

Note 6 – Stockholders’ Equity, page F-29

18. We reviewed your response to comment 30 in our letter dated November 1, 2012. We understand that you recognize the fair value of common stock issued as stock-based compensation and in settlement of debt obligations based on the closing price of your common stock on the date of award or date of issuance. However, we note that the majority of non-cash common share issuances during the past two years and subsequent interim periods were recognized based on a fair value of your common stock of $.01 per share and that you issued common shares in settlement of certain debt obligations at par value in fiscal 2011. Please provide us with a schedule of common shares issued during the past two years and subsequent interim period in chronological order and reconcile the data to your financial statements by nature of the transactions (i.e., employee stock-based awards, non-employee stock-based awards, settlement of debt obligations, including accounts payable and accrued liabilities and issuances for cash). In doing so, please provide the following information:

•	the date of issuance;

•	the per-share value and aggregate fair value assigned to the shares as reflected in your financial statements;

•	the closing price of your common stock on the date of issuance and the aggregate fair value based on the closing stock price; and

•	in regard to issuance of common stock to nonemployees for services rendered, the closing price of your common stock as of the date a commitment for performance was reached or the date the counterparty’s performance was complete, and a description of the vesting terms of such awards.

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Response: The table below shows the issuance of shares of stock from January 1, 2010 through September 30, 2012.

	Number			Per Share	Fair	Closing
Date	of Shares	Description		Value	Value	Price

8/13/2010	45,437,790	Sold for cash		$0.0014	$61,055	$0.0400

8/13/2010	181,562,210	Settlement of debt		0.0014	255,199	0.0400

12/31/2010	1,547,000	Settlement of debt		0.1000	154,750	0.2200

5/23/2011	5,952,500	Settlement of debt	(a)	(0.0800)	000000	0.0400

4/25/2011	5,000,000	Settlement of debt		0.0100	50,000	0.0300

5/9/2011	3,400,000	Employee bonuses		0.0500	170,000	0.0500

5/10/2011	10,000,000	Sold for cash		0.0140	143,575	0.0400

5/10/2011	5,331,494	Settlement of unpaid wages		0.0100	53,315	0.0400

9/1/2011	10,766,700	Settlement of debt		0.0100	107,667	0.0200

12/5/2011	300,000	Services-nonemployee		0.0100	3,000	0.0100

1/23/2012	3,000,000	Employee bonuses		0.0100	30,000	0.0100

1/23/2012	1,800,000	Services-nonemployees		0.0100	18,000	0.0100

5/1/2012	955,556	Services-nonemployees		0.0094	9,000	0.0100

5/7/2012	1,500,000	Sold for cash		0.0200	30,000	0.0300

6/11/2012	500,000	Services-nonemployees		0.0100	500,000	0.0200

7/12/2012	6,500,000	Sold for cash		0.0138	6,500,000	0.0300

9/30/2012	3,000,000	In legal dispute		–	–	–

(a)	Renegotiated due to decline in trading price of the stock.

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Note 9 – Short-Term Debt, page F-31

19. We are unable to locate the conversion of unpaid property taxes to loans payable in your disclosure of non-cash financing transactions in the statements of cash flows as stated in your response to comment 31 in our letter dated November 1, 2012. Please advise or revise to present the conversion of unpaid property taxes to loans payable as a non-cash financing transaction in the statements of cash flows as previously requested.

Response: Disclosure has been made in the statement of cash flows. This was inadvertently omitted from the prior filing during the Edgarizing process.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 1. Financial Statements, page 1

Statements of Cash Flows, page 4

20. It does not appear that supplemental disclosures related to non-cash investing and financing transactions reflects all non-cash financing activities during the nine months September 30, 2011. Please advise or revise.

Response: All non-cash investing and financing transactions were reflected in the statements of cash flows (unaudited) for the nine month period ended September 30, 2012. We did add language to the financing of the property taxes and corrected a typographical error on that line.

Notes to Financial Statements, page 7

Note 6 – Stockholders’ Equity, page 12

21. We note that the number of common shares issued for cash on May 7, 2012 and July 12, 2012 do not reconcile to the number of common shares issued for cash reflected in the statements of changes in stockholders’ equity on page 3. Please advise or revise.

Response: The statement of changes in stockholders’ equity (unaudited) was changed, so that the two cash transactions reconcile to the actual number of common shares issued for cash. An additional line was added to address the recognition of 3.0 million shares issued at a prior date, but not previously recognized, because the shares were obtained from the Company in an illegal manner. See Note 13 for a discussion of the legal issues.

22. It appears that the 3 million shares of common shares issued in settlement of a debt obligation on March 31, 2011 is not reflected in the statements of changes in stockholders equity on page 3. Please advise or revise.

Response: The line was removed from the Note 6—Stockholders’ equity.

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Note 9 – Short-Term Debt, page 13

23. Please disclose the ramifications of defaulting on your mortgage and distiller equipment financing loan obligations.

Response: Subsequent to the issuance of the September 30, 2012 Form 10-Q, the distiller equipment was paid in full. There is no further debt obligation associated with the financing of the distiller equipment.

The Company is working closely with Wells Fargo on a new repayment plan for the Mortgage. The Company expects to have this new plan in place shortly. If that were to change and the bank were to ultimately foreclose on the property, the result would be a disaster for the Company because we would lose our bottling plant, fixtures and equipment. However, Management believes it continues to be in the best interest of both parties to work together, as evidenced by the continuing cooperative nature of the relationship and pending new payment arrangement.

Note 13 – Litigation, page 15

24. Please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made in regard to the matters disclosed in the fourth and fifth paragraphs. Refer to ASC 450-20-50-2.

Response: Comment added to paragraph four and five on page 15.

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Exhibit 31.1

25. Please note that you are required to provide a separate certification for each principal executive officer and principal financial officer. Please refer to Item 601(b)(31)(i) of Regulation S-K. Please revise to provide the required certifications.

Response: Revision made.

26. We note that the parenthetical language in paragraph 4(d) of the certification required by Item 601(b)(31)(i) of Regulation S-K has been omitted. Please revise to provide certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response: Revision made.

27. Please remove the comma immediately following “other certifying officer(s)” in paragraphs 4 and 5 to provide the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response: Revision made.

Exhibit 32.1

28. Please note that you are required to provide a certification for each principal executive officer and principal financial officer. Please revise to provide the required certifications.

Response: Revision made.

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